MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three and six months ended June 30, 2017 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to August 14, 2017.
Pengrowth’s second quarter and year to date 2017 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, cash General and Administrative Expenses ("G&A"), Lindbergh expansion plans, production capacity, anticipated low costs and sustaining capital and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	1

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated. For more information about Pengrowth's critical accounting estimates and accounting policies refer to the December 31, 2016 annual report.
For a description of Pengrowth's accounting policies regarding impairments, see Note 2 to the December 31, 2016 audited Consolidated Financial Statements and Note 2 to the June 30, 2017 unaudited Consolidated Financial Statements.
Pengrowth’s ARO risk free discount rate was 2.3 percent at June 30, 2017, unchanged from December 31, 2016. Pengrowth uses the 30 year Canadian Government long term bond rate to estimate its ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the six months ended June 30, 2017.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures, but after interest and financing charges are deducted. Pengrowth considers this to be a key performance measure as it represents its ability to generate sufficient cash flow to fund capital investments and repay debt.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	2

Funds flow from operations per share is calculated as funds flow from operations divided by weighted average number of shares outstanding for the period.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics as per the Financial Resources and Liquidity section of this MD&A. These metrics are: senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"); total debt before working capital to Adjusted EBITDA; Adjusted EBITDA to interest expense; and senior debt before working capital as a percentage of total book capitalization. For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes. Total book capitalization is the sum of senior debt before working capital for covenant purposes and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after-tax effect of non-cash changes in fair value of commodity and power risk management contracts as well as unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Steam Oil Ratio ("SOR") measures the rate of steam required to produce a barrel of bitumen. This can be expressed either as an average or at a point in time.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	3

2017 GUIDANCE
The following table provides a summary of full year 2017 Guidance and actual results for the six months ended June 30, 2017:

	Actual Year to date Jun 30, 2017	Revised full year 2017 Guidance (1) (2)
Production (boe/d)	51,143	41,500 - 43,500
Capital expenditures ($ millions)	56.1	125
Funds flow from operations ($ millions)	56.2	90
Royalty expenses (% of sales) (3)	10.1	9.0
Operating expenses ($/boe)	13.35	13.00 - 13.50
Cash G&A expenses ($/boe)	3.54	3.50 - 4.00

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Based on WTI price of U.S.$50/bbl, AECO natural gas price of Cdn$2.82/Mcf and an exchange rate of Cdn$1 = U.S.$0.74.

(3)	Royalty expenses as a percentage of sales exclude commodity risk management activities.
On July 11, 2017 Pengrowth revised its 2017 Guidance to reflect the impact from the sale of the Olds/Garrington area assets, which closed on August 11, 2017, and a portion of its Swan Hills area assets announced on April 25, 2017 (the "Judy Creek" asset sale) which was completed on July 6, 2017. The revised annual 2017 production Guidance of 41,500 - 43,500 boe/d and funds flow from operations of $90 million reflect reductions related to the Olds/Garrington and the Judy Creek dispositions. Pengrowth anticipates its fourth quarter of 2017 average production to be 31,000 - 33,000 boe/d.
Year to date 2017 capital expenditures amounted to $56.1 million. Full year capital expenditures are expected to focus on Lindbergh and to be within 2017 Guidance.
Pengrowth anticipates full year 2017 royalty expenses as a percentage of sales as well as operating and cash G&A expenses per boe to be within revised 2017 Guidance.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	4

FINANCIAL HIGHLIGHTS

	Three months ended		Six months ended
($ millions except per boe amounts)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Total debt before working capital (1)	1,061.1	1,631.1	1,061.1	1,631.1
Production (boe/d)	49,349	56,735	51,143	59,396
Capital expenditures	36.7	12.0	56.1	20.7
Funds flow from operations (2) (3)	29.3	89.1	56.2	195.3
Operating netback before realized commodity risk management ($/boe)	13.45	10.53	15.38	7.56
Adjusted net income (loss) (4)	(250.6)	(16.5)	(380.1)	(16.0)
Net income (loss) (4)	(242.4)	(173.4)	(328.7)	(148.4)

(1)	Includes credit facilities, current and long term portions of senior unsecured notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.

(2)	Funds flow from operations for the six months ended June 30, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(3)
Funds flow from operations for the six months ended June 30, 2017 excludes a $2.8 million loss from the settlement of foreign exchange swap contracts related to the early repayment of senior unsecured notes as this was considered a financing activity.

(4)
Three and six months ended June 30, 2017 include an impairment charge of $306.3 million ($223 million after-tax) relating to the Olds/Garrington asset disposition and six months ended June 30, 2017 also includes the $71.0 million ($52 million after-tax) impairment charge related to the Judy Creek asset disposition.

Highlights:

•	On January 6, 2017, the sale of a 4.0 percent gross overriding royalty ("GORR") interest on Lindbergh thermal property and certain seismic assets for proceeds of $250 million was closed.

•	On April 11, 2017, the sale of non-producing Montney lands at Bernadet in north east British Columbia for cash consideration of $92 million was closed.

•
Subsequent to June 30, 2017, the sale of Judy Creek assets for total consideration of $185 million, prior to customary adjustments was completed. A $71.0 million pre-tax PP&E impairment was recorded at March 31, 2017 related to this transaction.

•
Subsequent to June 30, 2017, the sale of Olds/Garrington assets for consideration of $300 million, before customary adjustments was completed. A $306.3 million pre-tax PP&E impairment was recorded at June 30, 2017 related to this transaction.

•
Total debt before working capital was reduced by Cdn$626.2 million during the first half of 2017 primarily through the early repayment of the U.S.$400 million 6.35 percent senior notes due July 26, 2017 and the repayment of Cdn$126.6 million of outstanding convertible debentures at maturity.

•
Pengrowth has made significant progress in obtaining covenant relief from its lenders that relaxes its covenants for a period up to and including the period ending September 30, 2019. Pengrowth anticipates having final agreements in place with the entire bank syndicate and its noteholders during the third quarter of 2017.

•	Funds flow from operations was $29.3 million in the second quarter, and $56.2 million year to date 2017, despite the weak commodity price environment.

•	Additional expense reductions were accomplished with year to date 2017 operating expenses and cash G&A decreasing $13.2 million and $5.0 million, respectively, compared to the same period in 2016.

•	2 infill, 2 observation, 6 producer and 5 injector wells were drilled at the Lindbergh thermal project.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	5

Funds Flow from Operations

($ millions)		Q2/16 vs. Q2/17	% Change	YTD 2016 vs. 2017		% Change
Funds flow from operations for comparative period	Q2/16	89.1		YTD 2016	195.3
Increase (decrease) due to:
Volumes		(21.1)	(24)		(39.5)	(20)
Prices including differentials		31.4	35		102.4	52
Realized commodity risk management		(77.4)	(87)		(221.0)	(113)
Other income including sulphur		(0.3)	—		(0.6)	—
Royalties		(8.2)	(9)		(15.8)	(8)
Expenses:
Operating		3.7	4		13.2	7
Cash G&A		2.9	3		5.0	2
Interest & financing		9.2	11		9.3	5
Other - including transportation		—	—		7.9	4
Net change		(59.8)	(67)		(139.1)	(71)
Funds flow from operations (1) (2)	Q2/17	29.3		YTD 2017	56.2

(1)	Funds flow from operations for the six months ended June 30, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(2)
Funds flow from operations for the six months ended June 30, 2017 excludes a $2.8 million loss from the settlement of foreign exchange swap contracts related to the early repayment of senior unsecured notes as this was considered a financing activity.

Pengrowth's second quarter and year to date 2017 funds flow from operations decreased 67 percent and 71 percent, respectively, compared to the same periods last year primarily driven by lower realized commodity risk management gains and lower production volumes, partly offset by higher realized prices and lower interest and financing charges.
Pengrowth realized a commodity risk management loss of $0.3 million in the second quarter of 2017 compared to a gain of $77.1 million in the second quarter of 2016, resulting in a $77.4 million decrease mainly due to lower volumes under risk management and higher benchmark prices compared to the same period last year. Year to date 2017 Pengrowth realized a commodity risk management loss of $16.9 million compared to a gain of $204.1 million in the same period last year, resulting in a $221.0 million decrease also due to lower volumes under risk management and higher benchmark prices compared to 2016.
Net Income (Loss)
Pengrowth recorded a net loss of $242.4 million in the second quarter of 2017 compared to a net loss of $173.4 million in the same period last year primarily due to an impairment charge of $306.3 million (approximately $223 million after-tax) in the second quarter of 2017 resulting from the Olds/Garrington disposition coupled with lower funds flow from operations. These were partly offset by the absence of unrealized commodity risk management losses recorded in the second quarter of 2016 and lower DD&A expenses.
Year to date 2017 net loss was $180.3 million higher compared to 2016 due to impairment charges of $377.3 million (approximately $275 million after-tax) coupled with lower funds flow from operations partly offset by the absence of unrealized commodity risk management losses recorded the first half of 2016 and lower DD&A expenses.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	6

Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended		Six months ended
($ millions)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Net income (loss)	(242.4)	(173.4)	(328.7)	(148.4)
Exclude non-cash items from net income (loss):
Change in fair value of commodity and power risk management contracts	2.5	(223.2)	56.2	(233.6)
Unrealized foreign exchange gain (loss) (1)	6.4	5.8	10.4	37.9
Tax effect on non-cash items above	(0.7)	60.5	(15.2)	63.3
Total excluded	8.2	(156.9)	51.4	(132.4)
Adjusted net income (loss)	(250.6)	(16.5)	(380.1)	(16.0)

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)		Q2/16 vs. Q2/17	YTD 2016 vs. 2017
Adjusted net income (loss) for comparative period	Q2/16	(16.5)	YTD 2016	(16.0)
Funds flow from operations increase (decrease)		(59.8)		(139.1)
DD&A and accretion expense (increase) decrease		27.4		51.4
Impairment charges (increase) decrease		(306.3)		(377.3)
Realized foreign exchange gain (loss) on settled FX swaps		—		(2.8)
Loss on property dispositions (increase) decrease		33.9		(7.3)
Other		(1.9)		(8.1)
Estimated tax on above		72.6		119.1
Net change		(234.1)		(364.1)
Adjusted net income (loss)	Q2/17	(250.6)	YTD 2017	(380.1)
Pengrowth posted an adjusted net loss of $250.6 million in the second quarter of 2017 compared to an adjusted net loss of $16.5 million in the second quarter of 2016. The $234.1 million increase in adjusted net loss was primarily due to the PP&E impairment charge related to an asset disposition and lower funds flow from operations partly offset by lower loss on disposition of properties.
Year to date 2017 adjusted net loss of $380.1 million was $364.1 million higher than the same period last year primarily driven by year to date PP&E impairment charges related to asset dispositions and lower funds flow from operations party offset by lower DD&A expense.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	7

Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to increases in commodity prices after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 12 to the June 30, 2017 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts. The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2)	U.S.$/bbl	$47.58	$1.00
Light oil				2.1
Heavy oil				7.0
NGLs				1.0
Net impact of U.S.$1/bbl increase in WTI				10.1
Oil differentials
Light oil	U.S.$/bbl	$3.18	$1.00	(2.1)
Heavy oil	U.S.$/bbl	$12.89	$1.00	(7.0)
Physical oil differential risk management				6.2
Net impact of U.S.$1/bbl increase in differentials				(2.9)
AECO Natural Gas (2)	Cdn$/Mcf	$2.61	$0.10
Natural gas				2.6
Natural gas risk management (3)				(0.7)
Net impact of Cdn$0.10/Mcf increase in AECO				1.9

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate of Cdn$1 = U.S.$0.79 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at June 19, 2017 and does not include the impact of commodity risk management contracts.

(3)	Includes commodity risk management contracts as at June 30, 2017.
FINANCIAL RESOURCES AND LIQUIDITY
Capital Resources
Debt Maturities
After early retiring its term notes due July 26, 2017 in the first half of 2017, Pengrowth currently has no scheduled debt maturities until August 2018. With the closing of the Judy Creek and Olds/Garrington asset sales subsequent to June 30, 2017, Pengrowth continues to materially improve its financial flexibility.
Credit Facilities
Pengrowth has in place a $1.0 billion revolving, committed term credit facility (“Credit Facility”) supported by a syndicate of eleven domestic and international banks in addition to a $50.0 million demand facility (“Demand Facility”) issued by a large Canadian financial institution. The Credit Facility was renewed in March 2015 and matures on March 31, 2019.
Pengrowth's extendible revolving term Credit Facility had a $40.0 million balance at June 30, 2017 (December 31, 2016 - $nil) and $43.1 million of outstanding letters of credit (December 31, 2016 - $44.9 million). When utilized, the Credit Facility appears on the Consolidated Balance Sheets as Long term debt.
Pengrowth's Demand Facility had a $27.0 million balance at June 30, 2017 (December 31, 2016 - $nil) and $19.1 million of outstanding letters of credit (December 31, 2016 - $6.4 million). When utilized, together with any overdraft amounts, the Demand Facility appears on the Consolidated Balance Sheets as a current liability in Bank indebtedness, as applicable.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	8

Financial Covenants
The Company has agreed on the key elements of an amendment with a group of noteholders who represent the necessary majority of the principal amount of notes affected by the amendment. The Company and noteholders are in the process of preparing detailed formal agreements to effect the amendment. The amendment includes the relaxation of the Company’s covenants for a period commencing with the third quarter of 2017 up to and including the period ending September 30, 2019, a waiver of the debt to book capitalization ratio, and a waiver of the total and senior debt to EBITDA covenant ratios during this period. The interest coverage ratio covenant is expected to reduce the EBITDA to interest ratio significantly for the amendment period. In exchange, the noteholders would receive security over Pengrowth's assets and a 2.0 percentage point increase in interest rates, while maturities remain the same. The proposed amendment with the noteholders is contingent on a similar agreement being reached with the syndicate of banks providing Pengrowth's Credit Facility. The agent bank for the Credit Facility has been approached with a similar proposal that would also see a reduction in the Credit Facility from $1.0 billion to $400 million with a further reduction to $330 million pending further asset sales. Pengrowth anticipates having final agreements in place with the entire bank syndicate and its noteholders during the third quarter of 2017.
These agreements, once finalized, are expected to provide the Company with increased financial flexibility through September 30, 2019. To provide additional financial flexibility beyond that date, Pengrowth is also considering additional asset sales and opportunities to access the capital markets to replace existing debt with less restrictive high yield debt.
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all relevant times during the preceding twelve months and at June 30, 2017. Details of the calculations follow in the Covenant Calculations table of this section.
The Corporation's ratio of trailing twelve month senior debt to Adjusted EBITDA decreased to 2.7 times at June 30, 2017 from 3.1 times at December 31, 2016 due to the substantial decrease in senior debt for covenant purposes at June 30, 2017. The Corporation’s senior debt before working capital to total book capitalization was at 50 percent at June 30, 2017, down from 54.5 percent at December 31, 2016 also driven by the decrease in senior debt. The senior debt before working capital to total book capitalization covenant in the term Credit Facility was permanently removed effective December 31, 2016.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	9

Covenant Calculations

Twelve month trailing actual covenants (1):		Jun 30, 2017	Dec 31, 2016	Limit
Senior debt before working capital to Adjusted EBITDA	=A÷D	2.7	3.1	< 3.5 times
Total debt before working capital to Adjusted EBITDA	=A÷D	2.7	3.1	< 4.0 times
Senior debt before working capital as a percentage of total book capitalization	=A÷B	50.0%	54.5%	< 55% (2)
Adjusted EBITDA to interest expense	=D÷C	4.7	5.5	> 4 times
As at:
($ millions)		Jun 30, 2017	Dec 31, 2016	Change
Credit facilities and bank indebtedness		69.8	—	69.8
Senior unsecured notes (3)		991.3	1,560.7	(569.4)
Convertible debentures (3) (4)		—	126.6	(126.6)
Total debt before working capital (3)		1,061.1	1,687.3	(626.2)
Finance leases (4)		37.1	37.9	(0.8)
Letters of credit (4)		62.2	51.3	10.9
Senior debt before working capital for covenant purposes (3) (4)	A	1,160.4	1,776.5	(616.1)

Total book capitalization (5)	B	2,321.8	3,261.5	(939.7)
Twelve months trailing:
($ millions)
Net income (loss)		(474.0)	(293.7)	(180.3)
Add (deduct):
Interest and financing charges (6)	C	91.0	105.5	(14.5)
Deferred income tax expense (recovery)		(134.0)	(93.4)	(40.6)
Depletion, depreciation, amortization and accretion		313.6	365.0	(51.4)
EBITDA		(203.4)	83.4	(286.8)
Add (deduct) other items:
Impairment		377.3	—	377.3
(Gain) loss on disposition of properties		34.4	27.1	7.3
Other non-cash items (7)		219.0	471.1	(252.1)
Adjusted EBITDA	D	427.3	581.6	(154.3)

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.

(2)	The covenant was permanently removed from the Credit Facility effective December 31, 2016.

(3)	Includes current and long term portions, as applicable.

(4)
For the purposes of covenant calculations only, convertible debentures, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes, as applicable.

(5)	Total book capitalization includes senior debt before working capital for covenant purposes plus Shareholders' Equity per the Consolidated Balance Sheets.

(6)	Pursuant to the actual covenant calculation in accordance with the agreements.

(7)	Includes the impact of changes in fair value of commodity risk management contracts, unrealized foreign exchange on long term debt, and other adjustments pursuant to the actual covenant calculations.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	10

Total Debt Before Working Capital Continuity

(Cdn$ millions)	December 31, 2016 vs. June 30, 2017
Total debt before working capital at December 31, 2016 (1)	1,687.3
Increase (decrease) due to:
Foreign exchange impact of the stronger Canadian dollar on U.S. denominated debt	(35.1)
Foreign exchange impact of the weaker Canadian dollar on U.K. denominated debt	0.4
Credit facilities and bank indebtedness increase	69.8
Senior unsecured notes repayment	(535.1)
Convertible debenture repayment	(126.6)
Issue cost amortization	0.4
Total increase (decrease)	(626.2)
Total debt before working capital at June 30, 2017 (1)	1,061.1

(1)	Includes credit facilities, current and long term portions of senior unsecured notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.
As of June 30, 2017, Pengrowth's senior unsecured notes denominated in foreign currencies comprised 90 percent of the total debt before working capital. Each long term note is governed by a Note Purchase Agreement. These notes have fixed coupon rates and maturity dates between 2018 and 2024. See Note 5 to the June 30, 2017 unaudited Consolidated Financial Statements for additional information.
At June 30, 2017, total debt before working capital decreased by Cdn$626.2 million compared to December 31, 2016, as per the table above. The early repayment of U.S.$400 million of senior unsecured notes and repayment of convertible debentures at maturity were the primary drivers for the decrease. The drawings on the credit facilities at June 30, 2017 were related to the timing of receipt of proceeds from the Judy Creek disposition.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	11

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended		Six months ended
($ millions)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Drilling, completions and facilities
Lindbergh (1)	30.3	2.7	43.1	4.8
Conventional	0.3	0.3	1.5	1.5
Total drilling, completions and facilities	30.6	3.0	44.6	6.3
Land & seismic acquisitions (2)	0.2	(0.8)	0.2	(0.6)
Maintenance capital	6.0	9.5	11.0	14.6
Development capital	36.8	11.7	55.8	20.3
Other capital	(0.1)	0.3	0.3	0.4
Capital expenditures	36.7	12.0	56.1	20.7

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
The details of Pengrowth's remaining principal properties are included in the AIF of the Corporation dated February 28, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth's second quarter 2017 capital expenditures of $36.7 million were primarily focused on its Lindbergh thermal project. Inclusive of maintenance capital, Lindbergh capital expenditures in the quarter were $30.6 million and focused primarily on Phase 1 optimization and maintenance activities. During the quarter the Company drilled 11 wells at Lindbergh (6 producer and 5 injector wells) in addition to related facility, infrastructure and engineering work. In addition to Phase 1 expenditures, engineering and design costs were incurred in respect of Phase 2. Conventional development continues to be limited, with the second quarter of 2017 capital spending of $6.1 million focused primarily on partner operated activity and safety, maintenance and integrity of existing assets.
Year to date capital expenditures were $56.1 million, with $44.2 million spent at Lindbergh inclusive of maintenance capital, and the remainder spent at Pengrowth's conventional properties as noted above.
PRODUCTION

	Three months ended				Six months ended
Daily production	Jun 30, 2017	% of total	Jun 30, 2016	% of total	Jun 30, 2017	% of total	Jun 30, 2016	% of total
Light oil (bbls)	9,322	19	11,747	21	10,012	20	12,572	21
Heavy oil (bbls)	13,657	28	15,502	27	14,258	28	15,975	27
Natural gas liquids (bbls)	6,547	13	7,778	14	6,858	13	7,970	13
Natural gas (Mcf)	118,939	40	130,248	38	120,088	39	137,277	39
Total boe per day	49,349		56,735		51,143		59,396
Second quarter and year to date 2017 average daily production decreased 13 percent and 14 percent, respectively, compared to the same periods in 2016 mainly due to property divestments combined with natural declines and maintenance related downtime.
Second quarter and year to date 2017 light oil production decreased 21 percent and 20 percent, respectively, relative to the same periods last year due to the Judy Creek disposition, maintenance related outages and natural declines.
Heavy oil production decreased 12 percent and 11 percent in the second quarter and year to date 2017, respectively, relative to the same periods last year mainly due to downtime at Lindbergh, while new wells were being drilled, natural declines associated with no drilling activity in the past 2 years, and year to date 2017 property dispositions.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	12

Second quarter and year to date 2017 natural gas liquids production decreased 16 percent and 14 percent, respectively, compared to the same periods in 2016 primarily due to the Judy Creek disposition, natural declines and scheduled maintenance downtime.
Natural gas production decreased 9 percent and 13 percent in the second quarter and year to date 2017, respectively, compared to the same periods last year mainly due to natural declines and scheduled maintenance downtime.
COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management from Financial Contracts

	Three months ended		Six months ended
(U.S.$/bbl)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Average exchange rate (Cdn$1 = U.S.$)	0.74	0.78	0.75	0.75
Average Benchmark Prices
WTI oil	48.29	45.60	50.07	39.56
WCS differential to WTI	(11.11)	(13.31)	(12.84)	(13.78)
WCS heavy oil	37.18	32.29	37.23	25.78

	Three months ended		Six months ended
(Cdn$/bbl)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Average Benchmark Prices
WTI oil	64.97	58.78	66.78	52.37
Edmonton par light oil	61.96	54.78	62.93	47.84
WCS heavy oil	50.02	41.62	49.67	34.01
Differentials to WTI
Edmonton par	(3.01)	(4.00)	(3.85)	(4.53)
WCS heavy oil	(14.95)	(17.16)	(17.11)	(18.36)
Average Sales Prices
Light oil	60.36	52.85	61.09	45.23
Heavy oil	34.20	34.10	35.53	24.59
Natural gas liquids	33.40	18.93	32.79	18.89
Second quarter of 2017 saw continued improvement in the energy markets with U.S. dollar WTI crude oil prices rising from the second quarter of 2016. WTI averaged U.S.$48.29/bbl during the second quarter of 2017, up 6 percent from the same period last year. Improvement in supply/demand fundamentals led to stronger prices in the second quarter of 2017 compared to the same period last year. Year to date 2017 average U.S. dollar WTI price was 27 percent higher than in the same period in 2016.
For Canadian producers, exchange rates, location and quality differentials as well as transportation bottlenecks are all factors that influence the Canadian crude oil prices received. Movements in the Canadian dollar versus the U.S. dollar influence the relative Canadian equivalent prices that Canadian companies realize. Quality differentials and transportation bottlenecks result in light oil and heavy oil differentials relative to the U.S. based WTI benchmark, leading to Canadian producers receiving discounted prices for their product. After taking into consideration the changes in the underlying benchmark prices and the changes in foreign exchange between the Canadian and US dollars, the Canadian equivalent pricing for light oil moved in line with the price differentials and the underlying benchmark.
Pengrowth’s second quarter of 2017 average light oil sales price increased 14 percent compared to the same period in 2016, while year to date 2017 light oil sales price increased by 35 percent, tracking the benchmark price increases.
Pengrowth uses physical delivery contracts to ensure access to markets, protect against pipeline apportionment, limit credit risk and exposure to widening heavy oil differentials. These contracts are summarized below in the Commodity Risk Management section. During the second quarter of 2017, the WCS to WTI differential narrowed to approximately U.S.$11.11/bbl as a result of supply disruptions in Western Canada. Since Pengrowth's physical delivery fixed price differential contracts averaged approximately U.S.$15.50/bbl, this resulted in a lower realized heavy oil sales price by

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	13

approximately Cdn$7.46/bbl. As a result, the second quarter of 2017 heavy oil average sales price of Cdn$34.20/bbl remained virtually unchanged from the same period in 2016, despite a 20 percent improvement in the WCS benchmark.
Year to date 2017 light oil and heavy oil average sales prices increased 35 percent and 44 percent, respectively, consistent with the gains in benchmark prices. Stronger benchmark prices coupled with the narrowing of the light oil and heavy oil differentials were the primary drivers behind the higher average sales prices for both light oil and heavy oil.
Sales of natural gas liquids (NGLs) primarily comprise propane, butane, pentane and condensate. Price realizations for NGLs in the second quarter of 2017 increased by 76 percent compared to the same period last year. The main drivers behind the higher average sales price for NGLs in the second quarter of 2017 compared to the second quarter of 2016 were the improvement in benchmarks and the absence of an over-supply of product seen earlier in 2016. Year to date 2017 realized NGL prices also reflected the changes in the benchmark prices, with 2017 year to date realized prices being 74 percent higher compared to the same period in 2016.
Natural Gas Prices Excluding Realized Commodity Risk Management from Financial Contracts

	Three months ended		Six months ended
(Cdn$)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Average Benchmark Prices
NYMEX gas (per MMBtu)	4.23	2.89	4.14	2.81
AECO monthly gas (per MMBtu)	2.78	1.25	2.86	1.68
Differential to NYMEX
AECO differential (per MMBtu)	(1.45)	(1.64)	(1.28)	(1.13)
Average Sales Price
Natural gas (per Mcf) (1)	3.01	1.51	3.14	1.85

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The U.S. based NYMEX natural gas price continued to improve during the second quarter and year to date 2017, as improved supply/demand fundamentals in the U.S. contributed to the price increase. Second quarter and year to date 2017 average NYMEX gas price increased 46 percent and 47 percent to Cdn$4.23/MMBtu and Cdn$4.14/MMBtu, respectively, compared to the same periods in 2016.
Similarly, Western Canadian natural gas prices increased in the second quarter of 2017 with the AECO monthly gas price averaging Cdn$2.78/MMBtu, an increase of 122 percent compared to the same period last year. The differential between NYMEX and AECO narrowed modestly, contributing to the higher prices. On a year to date basis, 2017 AECO price increased by 70 percent compared to the same period in 2016 largely following the NYMEX increase.
The price realized by the Company for natural gas production from Western Canada is primarily determined by the AECO benchmark and based on Canadian fundamentals. Pengrowth also sells its natural gas at several other sales points in addition to AECO monthly, which can result in a significant variance between Pengrowth's realized natural gas price and the benchmark prices in any given period.
Pengrowth’s second quarter and year to date 2017 average sales price for natural gas, before the impacts of commodity risk management activities, increased 99 percent and 70 percent, respectively, from the same periods last year, consistent with the improvement in AECO benchmark pricing.
Total Average Sales Prices

	Three months ended		Six months ended
($/boe)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Average sales price	32.56	26.32	33.64	22.99
Other production income including sulphur	0.22	0.25	0.25	0.27
Total oil and gas sales price	32.78	26.57	33.89	23.26
Realized commodity risk management gain (loss)	(0.07)	14.93	(1.83)	18.88
Total oil and gas sales price including realized commodity risk management	32.71	41.50	32.06	42.14

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	14

Pengrowth’s second quarter and year to date 2017 average realized sales price, before the effects of commodity risk management activities, increased 23 percent and 46 percent, respectively, compared to the same periods last year, reflecting the increase in crude oil and natural gas prices.
A realized commodity risk management loss of $0.07/boe was recorded in the second quarter of 2017, compared to a gain of $14.93/boe in the second quarter of 2016 primarily due to the absence of crude oil and lower contracted natural gas commodity risk management volumes in the second quarter of 2017. On a year to date basis, Pengrowth incurred a realized commodity risk management loss of $1.83/boe in 2017, compared to a gain of $18.88/boe in the same period last year primarily due to lower contracted crude oil and natural gas commodity risk management volumes in 2017.
Realized Commodity Risk Management Gains (Losses) from Financial Contracts

	Three months ended		Six months ended
($ millions except per unit amounts)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Oil risk management gain (loss)	—	54.6	(16.8)	166.1
$/bbl (1)	—	22.02	(3.82)	31.97
Natural gas risk management gain (loss)	(0.3)	22.5	(0.1)	38.0
$/Mcf	(0.03)	1.90	—	1.52
Total realized commodity risk management gain (loss)	(0.3)	77.1	(16.9)	204.1
$/boe	(0.07)	14.93	(1.83)	18.88

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. See the Forward Contracts - Commodity Risk Management section of this document for information on the Company's forward price swaps and physical delivery contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts at settlement. Realized losses result when the average fixed risk management contracted prices are lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted prices are higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
A realized commodity risk management loss of $0.3 million was recorded in the second quarter of 2017, compared to a gain of $77.1 million in the second quarter of 2016 primarily due to the absence of crude oil and lower contracted natural gas commodity risk management volumes in the second quarter of 2017. A realized commodity risk management loss of $16.9 million was recorded year to date 2017, compared to a gain of $204.1 million in the same period last year due to lower contracted crude oil and natural gas commodity risk management volumes in 2017.
Changes in Fair Value of Financial Commodity Risk Management Contracts

	Three months ended		Six months ended
($ millions)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Fair value of commodity risk management assets (liabilities) at period end	2.2	136.0	2.2	136.0
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	(0.3)	360.3	(54.0)	370.5
Change in fair value of commodity risk management contracts for the period	2.5	(224.3)	56.2	(234.5)
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	15

price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
Pengrowth recorded an increase of $2.5 million in the fair value of commodity risk management contracts at June 30, 2017, as the fair value of commodity risk management liabilities from March 31, 2017 of $0.3 million increased to an asset of $2.2 million at June 30, 2017. The change was primarily the result of change in forward price curves and the settlement of contracts in the second quarter of 2017.
The fair value of commodity risk management contracts increased $56.2 million at June 30, 2017, relative to December 31, 2016 mainly as a result of change in forward price curves and the $16.9 million realized losses on settlement of contracts in the first half of 2017.
Forward Contracts - Commodity Risk Management
Pengrowth currently uses natural gas swaps and physical delivery contracts to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials.
At June 30, 2017, Pengrowth had the following financial contracts outstanding:

Natural Gas Swaps
Financial Swap Contracts
Reference point	Remaining term	Volume (MMBtu/d)	Price/MMBtu (Cdn$)
AECO	Jul. 1, 2017 - Oct. 31, 2017	53,552	2.65
AECO	Jul. 1, 2017- Dec. 31, 2017	4,739	3.46
Pengrowth recorded a $2.2 million asset related to forward natural gas swap contracts at June 30, 2017. The impact of realized financial contracts is included in the Realized gain (loss) on commodity risk management as per the Consolidated Statements of Income (Loss).
At June 30, 2017, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements:

Crude Oil Differentials
Physical Delivery Contracts
Reference point	Remaining term	Volume of diluted bitumen (bbl/d)	Price/bbl (U.S.$)
Western Canada Select	Jul. 1 - Dec. 31, 2017	12,000	WTI less $15.40
Western Canada Select	Jul. 1 - Dec. 31, 2017	5,000	WTI less $15.60 - $18.35 (1)
Western Canada Select	2018	12,000	WTI less $16.95
Western Canada Select	2018	5,000	WTI less $16.50 - $19.25 (1)
Western Canada Select	2019	2,500	WTI less $17.95
Western Canada Select	2019	5,000	WTI less $17.70 - $20.45 (1)

(1)	Includes an apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.
Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements related to these contracts. The impact of realized physical delivery contracts is included in Oil and gas sales, as per the Consolidated Statements of Income (Loss), and therefore in realized average sales prices. In the second quarter of 2017 Pengrowth produced an average of 13,657 bbl/d of bitumen and sold an average of 19,518 bbl/d of diluted bitumen at Hardisty.
See the Commodity Price Contracts section in Note 12 to the June 30, 2017 unaudited Consolidated Financial Statements for more information.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	16

Financial Risk Management Contracts Sensitivity to Commodity Prices as at June 30, 2017

($ millions)
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	(1.9)	1.9
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at June 30, 2017, revenue and cash flow would have been $2.2 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $2.2 million asset relates to risk management contracts expiring within one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on financial crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time.
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Oil and Gas Sales Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended				Six months ended
($ millions except percentages)	Jun 30, 2017	% of total	Jun 30, 2016	% of total	Jun 30, 2017	% of total	Jun 30, 2016	% of total
Light oil	51.2	35	56.5	41	110.7	35	103.5	41
Heavy oil	42.5	29	48.1	35	91.7	29	71.5	29
Natural gas liquids	19.9	13	13.4	10	40.7	13	27.4	11
Natural gas	32.6	22	17.9	13	68.3	22	46.1	18
Other income including sulphur	1.0	1	1.3	1	2.3	1	2.9	1
Total oil and gas sales (1)	147.2		137.2		313.7		251.4

(1)	Excludes realized commodity risk management.
Price and Volume Analysis
Quarter ended June 30, 2017 versus Quarter ended June 30, 2016
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended June 30, 2016 (1)	56.5	48.1	13.4	17.9	1.3	137.2
Effect of change in product prices and differentials	6.4	0.1	8.6	16.3	—	31.4
Effect of change in sales volumes	(11.7)	(5.7)	(2.1)	(1.6)	—	(21.1)
Other	—	—	—	—	(0.3)	(0.3)
Quarter ended June 30, 2017 (1)	51.2	42.5	19.9	32.6	1.0	147.2

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	17

Light oil and heavy oil sales decreased 9 percent and 12 percent, respectively, in the second quarter of 2017 compared to the second quarter of 2016. These decreases were primarily due to lower sales volumes resulting from dispositions and scheduled downtime. The decrease in light oil sales was partly offset by a 13 percent improvement in the Edmonton par light oil benchmark price. NGL and natural gas sales increased 49 percent and 82 percent, respectively, compared to the second quarter of 2016 mainly due to the increase in benchmark prices partly offset by a decrease in sales volumes.
Six Months ended June 30, 2017 versus Six Months ended June 30, 2016
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Six months ended June 30, 2016 (1)	103.5	71.5	27.4	46.1	2.9	251.4
Effect of change in product prices and differentials	28.7	28.2	17.3	28.2	—	102.4
Effect of change in sales volumes	(21.5)	(8.0)	(4.0)	(6.0)	—	(39.5)
Other	—	—	—	—	(0.6)	(0.6)
Six months ended June 30, 2017 (1)	110.7	91.7	40.7	68.3	2.3	313.7

(1)	Excludes realized commodity risk management.

(2)	Primarily sulphur sales.
Year to date 2017 light oil sales increased 7 percent compared to the same period in 2016 resulting from a 32 percent improvement in the Edmonton par light oil benchmark price, largely offset by lower sales volumes. Heavy oil sales increased 28 percent resulting from a 46 percent increase in the WCS heavy oil benchmark price partly offset by lower volumes related to downtime and dispositions. NGL sales increased 49 percent driven by the impact of higher benchmark prices, partly offset by lower sales volumes. Natural gas sales increased 48 percent due to improved natural gas benchmark prices, partly offset by lower sales volumes.
ROYALTIES

($ millions except per boe amounts and percentages)	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Royalties, net of incentives	16.0	7.8	31.7	15.9
$/boe	3.56	1.51	3.42	1.47
Royalties as a percent of oil and gas sales (%) (1)	10.9	5.7	10.1	6.3

(1)	Excludes realized commodity risk management.
Royalties include Crown, freehold, overriding royalties, mineral taxes and Gas Cost Allowance ("GCA").
Second quarter of 2017 royalties as a percentage of sales increased to 10.9 percent from 5.7 percent in the second quarter of 2016 primarily due to the impact of the increase in commodity prices and inclusion of the 4.0 percent Lindbergh gross overriding royalty commencing in January 2017. Similarly, the year to date 2017 royalty rate increased to 10.1 percent from 6.3 percent for the same reasons.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Operating expenses	63.0	66.7	123.6	136.8
$/boe	14.03	12.92	13.35	12.65
Second quarter and year to date 2017 operating expenses decreased $3.7 million or 6 percent and $13.2 million or 10 percent, respectively, compared to the same periods in 2016. The decreases were primarily due to the absence of operating expenses associated with divested properties and lower turnaround costs incurred in 2017 partly offset by higher purchased fuel costs.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	18

On a per boe basis, second quarter and year to date 2017 operating expenses increased $1.11/boe and $0.70/boe, respectively, compared to the same periods last year as the decreases in production volumes outpaced the decreases in costs. Year to date 2017 operating expenses per boe are within 2017 Guidance.
TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended		Six months ended
	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Transportation expenses	7.8	8.3	16.1	17.1
$/boe	1.74	1.61	1.74	1.58
Second quarter and year to date 2017 transportation expenses decreased $0.5 million and $1.0 million, respectively, compared to the same periods of 2016 primarily due to the impact of property divestments. On a per boe basis, the modest increases in 2017 relative to the same periods in 2016 reflect decreases in total production volumes which outpaced the decreases in transportation costs.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. As at June 30, 2017, Pengrowth has elected to sell approximately 77 percent of its production at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	19

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. Certain assumptions have been made in allocating operating expenses and royalty credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended		Six months ended
Combined Operating Netback after realized commodity risk management ($/boe)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Oil & gas sales (includes other income)	32.78	26.57	33.89	23.26
Royalties	(3.56)	(1.51)	(3.42)	(1.47)
Operating expenses	(14.03)	(12.92)	(13.35)	(12.65)
Transportation expenses	(1.74)	(1.61)	(1.74)	(1.58)
Operating netback before realized commodity risk management	13.45	10.53	15.38	7.56
Realized commodity risk management	(0.07)	14.93	(1.83)	18.88
Operating netback ($/boe)	13.38	25.46	13.55	26.44
Operating Netback by Product Type
	Three months ended		Six months ended
Oil and Liquids Netback Excluding Realized Commodity Risk Management ($/bbl) (1)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Sales	42.28	37.02	43.15	30.45
Royalties	(6.52)	(2.43)	(6.25)	(2.56)
Operating expenses	(13.66)	(11.17)	(13.40)	(12.02)
Transportation expenses	(1.91)	(1.78)	(1.84)	(2.52)
Oil and liquids operating netback ($/bbl)	20.19	21.64	21.66	13.35

Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	3.01	1.51	3.14	1.85
Royalties (2)	0.14	—	0.16	0.05
Operating expenses	(2.43)	(2.62)	(2.21)	(2.28)
Transportation expenses	(0.25)	(0.23)	(0.26)	(0.23)
Natural gas operating netback ($/Mcf)	0.47	(1.34)	0.83	(0.61)
Natural gas operating netback ($/boe)	2.82	(8.04)	4.98	(3.66)

(1)	Includes light oil, heavy oil and natural gas liquids.

(2)	Natural gas royalties impacted by Gas Cost Allowance which represents certain eligible gas gathering, processing and compression cost deductions in calculating royalties payable to the Crown.
Second quarter and year to date 2017 combined operating netbacks, after realized commodity risk management, decreased 47 percent and 49 percent, respectively, compared to the same periods in 2016 primarily due to the absence of substantial realized commodity risk management gains recorded in 2016. However, the operating netbacks for three and six months ended June 30, 2017, before realized commodity risk management, increased 28 percent and 103 percent, respectively, compared to the same periods in 2016 driven by an increase in commodity prices in 2017.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	20

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Six months ended
($ millions except per boe amounts)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Cash G&A expenses (1)	16.1	19.0	32.8	37.8
$/boe	3.59	3.68	3.54	3.50
Non-cash G&A expenses (1)	2.2	2.8	4.9	6.5
$/boe	0.49	0.54	0.53	0.60
Total G&A (1)	18.3	21.8	37.7	44.3
$/boe	4.08	4.22	4.07	4.10

($ millions)
Cash G&A before share based compensation expense (1)	16.4	16.8	33.5	33.6

Share based compensation expense (1):
Cash-settled share based compensation	(0.3)	2.2	(0.7)	4.2
Share-settled share based compensation	2.2	2.8	4.9	6.5
Total share based compensation expense	1.9	5.0	4.2	10.7
Total G&A (1)	18.3	21.8	37.7	44.3

(1)	Net of recoveries and capitalization, as applicable.
Second quarter and year to date 2017 cash G&A expenses decreased $2.9 million and $5.0 million, respectively, compared to the same periods in 2016 primarily due to a decrease in cash-settled share based compensation expense. The decrease in the cash-settled share based compensation expense in the three and six months ended June 30, 2017 was due to the mark-to-market impact of Pengrowth's share price. See Note 9 to the June 30, 2017 unaudited Consolidated Financial Statements for additional information on Pengrowth's cash-settled Long Term Incentive Plans ("LTIP"). The compensation costs associated with these plans are expensed over the applicable vesting periods and are determined based on the fair value of the share units at the grant date and are subsequently adjusted to reflect the fair value of the share units at each period end. On a per boe basis, second quarter and year to date 2017 cash G&A expenses remained relatively unchanged compared to the same periods last year as decreases in production volumes offset decreases in cash G&A expenses.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled LTIP. See Note 9 to the June 30, 2017 unaudited Consolidated Financial Statements for additional information on Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
Second quarter and year to date 2017 non-cash G&A expenses decreased $0.6 million and $1.6 million, respectively, compared to the same periods last year primarily due to lower share-settled incentive grants and increased forfeiture rate estimates. Commencing in 2016, certain employees receive cash-settled long term incentive grants in place of share-settled long term incentive grants.
During the six months ended June 30, 2017, $1.3 million (June 30, 2016 - $1.5 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended		Six months ended
($ millions except per boe amounts)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Depletion, depreciation and amortization	64.1	91.3	135.9	186.9
$/boe	14.27	17.68	14.68	17.29
Accretion	3.7	3.9	7.5	7.9
$/boe	0.82	0.76	0.81	0.73

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	21

Second quarter and year to date 2017 DD&A expense decreased $27.2 million and $51.0 million, respectively, compared to the same periods last year primarily due to a lower depletable base resulting from 2017 PP&E impairment charges related to property divestments and changes in reserves and future development costs relative to 2016. Also contributing to the decreases year over year was the absence of DD&A relating to divested properties. On a per boe basis, second quarter and year to date 2017 DD&A decreased $3.41/boe and $2.61/boe, respectively, compared to the same periods last year as the decreases in DD&A outpaced decreases in volumes.
Second quarter and year to date 2017 ARO accretion expense remained essentially unchanged compared to the same periods last year.
IMPAIRMENT
Pengrowth recorded an impairment in the first quarter of 2017 in connection with the sale of its Judy Creek area assets in north central Alberta for total cash consideration of $185 million, before closing adjustments. As the selling price was less than the book value of the assets, a $71.0 million PP&E impairment was recorded. This transaction was completed on July 6, 2017.
On July 11, 2017, Pengrowth entered into an agreement for the sale of its Olds/Garrington area assets in central Alberta for $300 million cash consideration, subject to customary adjustments. Since the agreed sales price was less than book value of the assets, a $306.3 million PP&E impairment was recorded at June 30, 2017 using the estimated cash consideration as a measure of the recoverable amount. As the agreement was signed subsequent to June 30, 2017, these assets were not classified as assets held for sale at June 30, 2017.
INTEREST AND FINANCING CHARGES

	Three months ended		Six months ended
($ millions)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Interest and financing charges	18.1	27.1	45.3	54.4
Capitalized interest	(0.9)	(0.7)	(1.7)	(1.5)
Total interest and financing charges	17.2	26.4	43.6	52.9
At June 30, 2017, Pengrowth had approximately $1.0 billion in outstanding fixed rate debt. Total fixed rate debt consists primarily of U.S. dollar denominated senior unsecured notes at a weighted average interest rate of 5.5 percent. At June 30, 2017, Pengrowth also had $69.8 million of borrowings on its credit facilities.
Second quarter and year to date 2017 interest and financing charges, before capitalized interest, decreased $9.0 million or 33 percent and $9.1 million or 17 percent, respectively, compared to the same periods last year reflecting the impact of the early repayment of U.S.$400 million of senior unsecured notes, otherwise due on July 26, 2017, and $126.6 million of convertible debentures at maturity on March 31, 2017.
In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the six months ended June 30, 2017, $1.7 million (June 30, 2016 - $1.5 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 5.5 percent (June 30, 2016 - 5.7 percent).
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $77.8 million in the second quarter of 2017 compared to a deferred tax recovery of $66.4 million in the second quarter of 2016. This was primarily due to the second quarter 2017 PP&E impairment charges and temporary differences related to the change in fair value of commodity risk management contracts. Year to date 2017 deferred tax recovery amounted to $109.2 million compared to a recovery of $68.6 million in the same period last year driven by the above mentioned impairment charges and temporary differences.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	22

Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $11.2 million and $2.7 million to the Canada Revenue Agency ("CRA") and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $13.9 million has been recorded as a long term receivable.
FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended		Six months ended
($ millions)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	0.75	0.77	0.74	0.72
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.77	0.77	0.77	0.77
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt (1)	22.3	7.3	35.9	104.4
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt (1)	(0.3)	2.2	(0.5)	4.8
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	22.0	9.5	35.4	109.2
Unrealized gain (loss) on U.S. foreign exchange risk management contracts (2)	(16.1)	(1.6)	(25.6)	(66.8)
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	0.5	(2.1)	0.6	(4.5)
Total unrealized gain (loss) on foreign exchange risk management contracts	(15.6)	(3.7)	(25.0)	(71.3)
Net unrealized foreign exchange gain (loss)	6.4	5.8	10.4	37.9
Net realized foreign exchange gain (loss) (3)	0.4	0.7	(1.7)	(0.8)

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the U.S. dollar fixed price WCS differential.

(3)	Six months ended June 30, 2017 includes $2.8 million loss from settlement of foreign exchange swap contracts related to the early repayment of senior unsecured notes.
As 90 percent of Pengrowth’s total debt before working capital is denominated in foreign currencies at June 30, 2017, the majority of Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on foreign debt principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S.$300 million early repayment of the U.S.$400 million senior unsecured notes due July 26, 2017. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017.
At June 30, 2017, Pengrowth held a total of U.S.$620 million in foreign exchange swap contracts compared to U.S.$920 million at December 31, 2016 at a weighted average rate of U.S.$0.75 per Cdn$1 as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
715.5	620.0	87%	0.75

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	23

At June 30, 2017, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$28.5 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Swapped amount (U.S.$ millions)	Remaining term	Average fixed rate (Cdn$1 = U.S.$)
14.2	Jul. 1 - Dec. 31, 2017	0.76
At June 30, 2017, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$0.6 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling denominated term debt. At June 30, 2017, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
At June 30, 2017, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $1.4 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at June 30, 2017 ($ millions)	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	7.2	0.2
Unrealized foreign exchange risk management gain or loss	6.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	1.0	—
Fixed Price WCS Differential Foreign Exchange Rate Sensitivity
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts outstanding as at June 30, 2017 of approximately $0.4 million.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At June 30, 2017, the ARO liability increased $1.3 million from December 31, 2016 primarily reflecting additional liability related to wells drilled in 2017. As Judy Creek and Olds/Garrington divestments closed subsequent to June 30, 2017, decreases in ARO associated with these assets were not reflected as at June 30, 2017.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	24

Pengrowth has estimated the net present value of its total ARO to be $653.6 million as at June 30, 2017 (December 31, 2016 – $652.3 million), based on a total escalated future liability of $2.1 billion (December 31, 2016 – $2.1 billion). The majority of the costs are expected to be incurred between 2040 and 2085. A risk free discount rate of 2.3 percent per annum (December 31, 2016 - 2.3 percent) and an ARO specific inflation rate of 1.5 percent (December 31, 2016 - 1.5 percent) were used to calculate the net present value of the ARO at June 30, 2017.
ACQUISITIONS AND DISPOSITIONS

	Three months ended		Six months ended
($ millions)	Jun 30, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Property acquisitions	—	—	—	—
Proceeds from property dispositions	94.7	34.6	342.0	47.4
Cash proceeds from dispositions	94.7	34.6	342.0	47.4
During the second quarter of 2017, Pengrowth successfully closed the sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92 million as well as other minor properties.
Year to date 2017 also includes the successful closing of the sale of a 4.0 percent GORR interest on the Lindbergh thermal property and certain seismic assets for proceeds of $250 million, which resulted in a pre-tax gain on disposition of $144.7 million, net of transaction costs.
On July 11, 2017, Pengrowth announced that the agreement to sell certain of its Swan Hills area assets for $180 million was terminated. Pengrowth is pursuing the release of the approximately $19 million deposit, related to this transaction, which is being held in escrow. The deposit was recorded as a receivable at June 30, 2017 as Pengrowth had met all of the contractual conditions by June 30, 2017.
WORKING CAPITAL
Working capital surplus or deficiency is calculated as current assets less current liabilities per the Consolidated Balance Sheets. At June 30, 2017, Pengrowth had a working capital surplus of $76.0 million as current assets exceeded current liabilities.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2016 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 12 to the June 30, 2017 unaudited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	25

SUMMARY OF QUARTERLY RESULTS

	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Oil and gas sales ($ millions) (1)	147.2	166.5	169.2	145.6	137.2	114.2	169.1	211.9
Net income (loss) ($ millions)	(242.4)	(86.3)	(92.4)	(52.9)	(173.4)	25.0	(468.6)	(329.6)
Net income (loss) per share ($)	(0.44)	(0.16)	(0.17)	(0.10)	(0.32)	0.05	(0.86)	(0.61)
Net income (loss) per share - diluted ($)	(0.44)	(0.16)	(0.17)	(0.10)	(0.32)	0.05	(0.86)	(0.61)
Adjusted net income (loss) ($ millions)	(250.6)	(129.4)	45.3	18.6	(16.5)	0.5	(463.4)	(374.0)
Funds flow from operations ($ millions) (2) (3) (4)	29.3	26.9	111.7	122.7	89.1	106.2	114.2	120.6
Dividends declared ($ millions)	—	—	—	—	—	—	5.5	21.8
Dividends declared per share ($)	—	—	—	—	—	—	0.01	0.04
Daily production (boe/d)	49,349	52,957	54,354	55,137	56,735	62,056	67,934	74,239
Total production (Mboe)	4,491	4,766	5,001	5,073	5,163	5,647	6,250	6,830
Average sales price ($/boe) (1)	32.56	34.66	33.62	28.45	26.32	19.94	26.56	30.75
Operating netback ($/boe) (5)	13.38	13.70	30.82	32.13	25.46	27.31	25.07	25.48

(1)	Excludes realized commodity risk management.

(2)	First quarter of 2017 funds flow from operations includes a $12.7 million loss related to the early settlement of commodity risk management contracts. .

(3)
Fourth quarter of 2016 funds flow from operations includes $35.6 million of gains related to the early settlement of commodity risk management contracts and excludes $47.0 million related to the settlement of foreign exchange swap contracts as this was considered a financing activity.

(4)	Third quarter of 2016 funds flow from operations includes $41.6 million of gains related to early settlement of commodity risk management contracts.

(5)	Includes realized commodity risk management.
Second quarter of 2017 adjusted net loss increased $121.2 million from the prior quarter primarily due to the PP&E impairment charge of $306.3 million (approximately $223 million after-tax) related to the Olds/Garrington disposition. First quarter of 2017 adjusted net loss also increased from the prior quarter primarily due to lower funds flow from operations and the $71 million (approximately $52 million after-tax) PP&E impairment charge. The adjusted net losses in the fourth and third quarters of 2015 were primarily driven by non-cash impairment charges recorded at the time.
Second quarter of 2017 funds flow of $29.3 million decreased 74 percent compared to fourth quarter of 2016 primarily driven by the absence of the realized commodity risk management gains recorded in the fourth quarter of 2016.
Second quarter of 2017 average sales price decreased slightly compared to the first quarter of 2017, but showed improvement compared to 2016 and 2015 driven by continued improvements in benchmark prices, as per the table above. The impact of the increasing benchmark prices on oil and gas sales has been offset somewhat by the strengthening Canadian dollar throughout the two year period.
Although the second quarter of 2017 oil and gas sales have decreased slightly compared to the first quarter of 2017, oil and gas sales have improved significantly since the first quarter of 2016, driven by a steady improvement in the oil and natural gas benchmark prices. Second quarter 2017 operating netbacks, after realized commodity risk management, decreased compared to the preceding quarters of 2016 primarily due to the absence of substantial realized commodity risk management gains recorded in 2016.
Second quarter of 2017 production was lower than all of the preceding quarters of 2016 and 2015 resulting primarily from property dispositions and natural declines due to capital spending curtailments.
Quarterly net income (loss), as per the table above, has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes, as applicable. Funds flow from operations was also impacted by changes in royalty expense, operating and cash G&A costs.
SUBSEQUENT EVENTS
On July 6, 2017, Pengrowth completed the previously announced sale of its Judy Creek assets in north central Alberta for total consideration of $185 million, subject to customary adjustments.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	26

On July 11, 2017, Pengrowth announced that the previously announced agreement to sell certain of its Swan Hills area assets for $180 million was terminated. Pengrowth is pursuing the receipt of the approximately $19 million deposit which is being held in escrow.
On August 11, 2017, Pengrowth closed the sale of its Olds/Garrington assets in Central Alberta for $300 million consideration, subject to customary adjustments. As the agreement was signed subsequent to June 30, 2017, these assets were not classified as assets held for sale at June 30, 2017.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended June 30, 2017, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before June 30, 2017 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended June 30, 2017, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH Second Quarter 2017 Management's Discussion and Analysis	27